Kathleen H Moriarty Partner	1270 Avenue of the Americas 30th Floor New York, New York 10020-1708 T 212.655.6000 D 212.655.2548 moriarty@chapman.com

March 8, 2019

Ms. Deborah O’Neal
Senior Counsel
Division of Investment Management,
Office of Disclosure Review and Accounting
United States Securities and Exchange Commission
Washington, D.C. 20549

Ms. Christina DiAngelo Fettig
Senior Staff Accountant
Division of Investment Management,
Disclosure Review Office
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:
Procure ETF Trust II (the “Trust”) Amendment No. 4 to Registration Statement on Form N-1A

Registration Numbers 333-222463; 811-23323
Filed: January 29, 2019

Dear Ms. O’Neal:

On behalf of the Procure ETF Trust II (“Trust”) sponsored by our client, ProcureAM, LLC (“Advisor”), we are submitting this correspondence along with Amendment No. 5 in response to your comments to Amendment No. 4 to the Trust’s registration statement on Form N-1A (“Registration Statement”).

On behalf of the Trust and the Advisor, set forth below are the Registrant’s responses (“Responses”) to the oral comments received from Ms. Deborah O’Neal on behalf of the staff (“Staff”) during our telephone conference of February 25, 2019 as well as those of Ms. Christina DiAngelo Fettig (“Comments”) with respect to the Registration Statement. For your convenience, the headings and the Comments in bold text below repeat the captions and comments in the Comments. Defined terms used herein but not otherwise defined, shall have the meaning set forth in the Registration Statement. The Comments are addressed, and the answers thereto are contained in the text of Amendment No. 5 to the Registration Statement. References to page numbers contained in this letter correspond to the page numbers of the prospectus contained in the Registration Statement. Please note that only the substantive Comments and changes are set forth in this letter. Comments relating to typographical errors in the Registration Statement have been corrected but are not mentioned in this letter.

Comments

1.
In paragraph under “Principal Investment Objective”, please remove the sentence stating that the Fund may invest in other funds that also invest in space related businesses, as there are no other such funds available at this time.

Response: The requested text has been removed.

2.
In the first line of the first paragraph under “Principal Investment Strategy”, please change “correspond generally” to “correlate”.

Response: The requested change has been made.

3.
In the last line of the second paragraph under “Principal Investment Strategy”, please change the word “Fund” to the word “Index”. In the same sentence, please add the word “companies” after the words “securities of”.

Response: The requested changes have been made.

4.
In the seventh line in the first paragraph under “The Underlying Index”, please replace the words “considered to be concentrated” with the word “focused”.

Response: The requested change has been made.

5.
Please confirm supplementally that the Trust’s Exemptive Order permits the Advisor to switch to a sampling methodology.

Response: We hereby confirm that the Trust’s Exemptive Order permits the Advisor to switch to representative sampling.

Staff Accountant Comments:

1.
Please note that the Auditor’s consent needs to be dated within 30 days of the filing date.

Response: A new Auditor’s consent has been provided for the current filing.

2.
Please note that the financials need to be current as of a date within 90 days prior to the date of filing.

Response: New financials dated March 1, 2019 have been provided for the  current filing.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-655-2548, Deborah Ferraro at 212-655-3356 or Gregory Xethalis at 212-655-2521. We greatly appreciate your assistance with respect to the Registration Statement.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen H. Moriarty